Mail Stop 3561

July 27, 2010

Zhang Li, CEO
Forex365, Inc.
Neiwei Road
Fulaerji District, Qiqihar
Heiloingjiang, China, 161041

Re: Forex365, Inc.
    Item 4.01 Form 8-K
    Filed July 14, 2010
    File No. 000-53436

Dear Mr. Li:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                Sincerely,

                                Blaise A. Rhodes
                                Staff Accountant